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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                             PORTACOM WIRELESS, INC.
            --------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    735907107
            --------------------------------------------------------
                                 (CUSIP Number)


                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                    153 East 53rd Street, New York, NY 10022
                                 (212) 821-8000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 28, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 49 Pages

                                  SCHEDULE 13D

CUSIP No.   735907107                                        Page 2 of 49 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Will's Wei Corporation
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                     WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         / /
            PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Nevada
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                         0
    NUMBER             --------------------------------------------------------
   OF SHARES             8      SHARED VOTING POWER
  BENEFICIALLY                           654,652
   OWNED BY            --------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING                             0
  PERSON WITH          --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                         654,652
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                     654,652
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
            CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     4.80%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 49
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.   735907107                                        Page 3 of 49 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Canmarc Trading Company
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                     WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         / /
            PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                         0
    NUMBER             --------------------------------------------------------
   OF SHARES             8      SHARED VOTING POWER
  BENEFICIALLY                           20,000
   OWNED BY            --------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING                             0
  PERSON WITH          --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                         20,000
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                     20,000
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
            CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.14%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      3 of 49
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.   735907107                                        Page 4 of 49 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Michael P. Marcus
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /x/
                                                                        (b) / /
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                     PF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         / /
            PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                         50,000
    NUMBER             --------------------------------------------------------
   OF SHARES             8      SHARED VOTING POWER
  BENEFICIALLY                           674,652
   OWNED BY            --------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING                             50,000
  PERSON WITH          --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                         674,652
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                     724,652
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
            CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.31%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      4 of 49
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of Portacom Wireless, Inc. (the "Company"), the principal executive offices of which are located at 10061 Talbert Avenue, Suite 200, Fountain Valley, California 92708.

Item 2.  Identity and Background

         (a) This Statement is being filed jointly by (i) Will's Wei Corporation ("WWC"), a Nevada corporation, (ii) Canmarc Trading Company ("CTC"), a Cayman Islands limited liability company, and (iii) Michael P. Marcus, an individual who is the sole shareholder of WWC and owner of all of the outstanding Class A ordinary shares (representing ownership of 99% of the outstanding interests) of CTC (Mr. Marcus, together with WWC and CTC, to be sometimes referred to collectively herein as the "Reporting Persons").

         There are no directors or officers of CTC, and Mr. Marcus, as owner of all of the outstanding Class A ordinary shares of CTC, has sole authority to act on its behalf.

         Set forth below are the names of the directors and officers of WWC:

         Directors:        Michael P. Marcus
                           Monte L. Miller

         Officers:         Michael P. Marcus - President and Treasurer
                           Monte L. Miller - Secretary

         (b) The principal business address and the principal office of WWC is 330 South Fourth Street, Suite 1100, Las Vegas, NV 89101.

         The principal business address and the principal office of CTC is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies.

         The business address of Mr. Marcus is 1505 Rockcliff Drive, Austin, TX 78746.

         The business address of Mr. Miller is c/o Will's Wei Corporation, 330 South Fourth Street, Suite 1100, Las Vegas, NV 89101.

         (c) The present principal occupation of Mr. Marcus is that of investing in securities.

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         The present principal occupation of Mr. Miller is that of serving as a corporate officer and registered agent on behalf of several U.S. corporations,

not including the Company or any of its affiliates.

         The principal business of each of WWC and CTC is that of investing in securities.

         (d) During the last five (5) years, none of WWC, CTC, Mr. Marcus and Mr. Miller has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, none of WWC, CTC, Mr. Marcus and Mr. Miller has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, have subjected or would subject such party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of Mr. Marcus and Mr. Miller is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The total amount of funds paid by WWC to purchase the 654,652 shares of Common Stock it owns directly was $1,330,000, which was furnished solely from available working capital of WWC.

         The total amount of funds required by CTC to purchase the 20,000 shares of Common Stock it owns directly was $65,820.34, which was furnished solely from available working capital of CTC.

         The total amount of funds required by Mr. Marcus to purchase the 50,000 shares of Common Stock he owns directly was $183,589.46, which was furnished solely from available personal assets of Mr. Marcus.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the shares of Common Stock owned by them as an investment. The Reporting Persons do not intend to acquire any additional shares of Common Stock and intend to review on a continuing basis their investment in the Common Stock in order to determine whether they should sell or continue to hold shares of Common Stock in accordance with their investment objectives. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. Any dispositions of shares of Common Stock may be effected through open market or other types of transactions.

         Except as set forth above, none of the Reporting Persons nor Mr. Miller has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons beneficially own an aggregate of 724,652 shares of Common Stock. Based on information contained in the Company's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 1998 (the "1997 Form 10-K"), the shares of Common Stock held by the Reporting Persons represent approximately 5.31% of the outstanding shares.

         WWC beneficially owns 654,652 shares of Common Stock, including 61,538 shares which are subject to currently exercisable warrants, representing 4.80% of the issued and outstanding shares of Common Stock, based on information contained in the 1997 Form 10-K.

         CTC beneficially owns 20,000 shares of Common Stock, representing 0.14% of the issued and outstanding shares of Common Stock, based on information contained in the 1997 Form 10-K.

         Mr. Marcus beneficially owns 50,000 shares of Common Stock, representing 0.37% of the issued and outstanding shares of Common Stock, based on information contained in the 1997 Form 10-K. In addition, as sole shareholder of WWC and owner of all of the outstanding Class A ordinary shares of CTC, Mr. Marcus may be deemed to be the beneficial owner of the 654,652 and 20,000 shares respectively owned by them.

         (b) Mr. Marcus has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 50,000 shares of Common Stock which he owns directly. In addition, as sole shareholder of WWC and owner of all of the outstanding Class A ordinary shares of CTC, Mr. Marcus may be deemed to share with WWC and CTC voting and dispositive power with respect to the 654,652 and 20,000 shares respectively owned by them.

         (c) Except as set forth in Item 6 of this schedule, WWC has had no transactions in the Common Stock since November 29, 1996, the 60th day prior to January 28, 1997. Except as set forth on Exhibit 1 to this schedule, CTC has had no transactions in the Common Stock since November 29, 1996. Except as set forth in Item 6 and on Exhibit 1 to this schedule, Mr. Marcus has had no transactions in the Common Stock since November 29, 1996.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect

         to Securities of the Issuer

         Mr. Marcus controls, in practice, the investment decisions of WWC and CTC.

         Pursuant to Rule 13d-1(f) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as
Exhibit 2 and is incorporated herein by reference.

         WWC and the Company entered into three Subscription Agreements (the "1996 Subscription Agreements") dated as of March 29, April 1 and May 7, 1996, in connection with the purchases by WWC of 1.3, 3.0 and 5.0 private placement Units of the Company, respectively. The 1996 Subscription Agreements, the form of which is attached hereto as Exhibit 3 and is incorporated herein by reference, provide for the sale of the Units at respective offering prices of $130,000, $300,000 and $500,000. The respective Units consisted of (x) 10% Convertible Promissory Notes (the "10% Notes"), dated as of March 29, April 1 and May 1, 1996, in principal amounts of $130,000, $300,000 and $500,000, each with two-year terms and (y) Warrants (the "1996 Warrants") to purchase 20,800, 48,000 and 61,538 shares (the "Warrant Shares") of Common Stock at exercise prices of $2.50, $2.50 and $3.25 per share (subject to increase according to Vancouver Stock Exchange policy, if necessary), expiring April 1, April 2 and May 14, 1998. On December 31, 1996, WWC converted the 10% Notes in accordance with their terms into an aggregate of 325,846 shares of Common Stock (the "Note Shares") and the 10% Notes were thereby canceled. As of the date of this schedule, WWC continues to hold the 1996 Warrants expiring May 14, 1998 (which are currently exercisable into 61,538 Warrant Shares) and all other 1996 Warrants have expired.

         The 1996 Subscription Agreements, which are substantially similar and are governed by the laws of the State of California, provide the terms, conditions and resale restrictions of the subject Units. These agreements also provide WWC with certain registration rights with respect to the Note Shares and Warrant Shares in the event that the Company engages in a public offering of Common Stock. In this regard, WWC and the Company entered into separate Registration Rights Agreements, the form of which is attached hereto as Exhibit 4 and is incorporated herein by reference, which grant to WWC certain "piggyback" registration rights on customary terms in the event that the Company proposes to register any of its shares of Common Stock on Form S-1, S-2 or S-3 under the Securities Act of 1933, as amended.

         WWC and the Company entered into Subscription Agreements dated January 28, 1997 and February 11, 1997 (the "1997 Subscription Agreements"), which are substantially similar, in connection with the purchases by WWC of private placement Units in each case at an offering price of $200,000. The 1997 Subscription Agreements, the form of which is attached hereto as Exhibit 5 and is incorporated herein by reference, are governed by the laws of British

Columbia, and provide the terms, conditions and resale restrictions of the Units. The Units purchased on January 28, 1997 consisted of 72,993 shares of Common Stock (representing a purchase price of $2.74 per share) and currently exercisable Warrants to purchase 72,993 shares of Common Stock at an exercise price of (x) $2.74 per share through January 28, 1998 and (y) $3.15 per share from January 28, 1998 through January 28, 1999. The Units purchased on February 11, 1997 consisted of 60,241 shares of Common Stock (representing a purchase price of $3.32 per share) and currently exercisable Warrants to purchase 60,241 shares of Common Stock at an exercise price of (x) $3.32 per share through February 11, 1998 and (y) $3.82 per share from February 11, 1998 through February 11, 1999.

         Except as described herein and by reference to Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Persons as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.

Item 7   Material to be Filed as Exhibits

         Exhibit 1 - Schedule of transactions in the Common Stock by the
                     Reporting Persons since November 29, 1996

         Exhibit 2 - Joint Filing Agreement, dated February 28, 1998, between
                     Will's Wei

                     Corporation, Canmarc Trading Company and Michael
                     G. Marcus

         Exhibit 3 - Form of Subscription Agreements between Portacom Wireless,
                     Inc. and Will's Wei Corporation, executed as of March 29, 1996, April 1, 1996 and May 7, 1996

         Exhibit 4 - Form of Registration Rights Agreements between Portacom
                     Wireless, Inc. and Michael Marcus of Will's Wei Corporation, executed as of March 29, 1996, April 1, 1996 and May 7, 1996

         Exhibit 5 - Form of Subscription Agreements between Portacom Wireless,
                     Inc. and Michael Marcus of Will's Wei Corporation, executed on January 28, 1997 and February 11, 1997

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned do and each hereby does certify that the information set forth in this statement is true, complete and correct.

Dated:   April 29, 1998

                                   WILL'S WEI CORPORATION

                                   By: /s/ Michael P. Marcus
                                       ------------------------
                                       Name:  Michael P. Marcus
                                       Title: President


                                   CANMARC TRADING COMPANY

                                   By: /s/ Michael P. Marcus
                                       ------------------------
                                       Name:  Michael P. Marcus
                                       Title: Controlling Partner

                                       /s/ Michael P. Marcus
                                       ------------------------
                                       Michael P. Marcus